FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of Relevant Fact furnished to the Buenos Aires Stock Exchange dated February 29, 2012

TRANSLATION

Autonomous City of Buenos Aires, February 29, 2012

Messrs
Buenos Aires Stock Exchange

Ref.: Preliminary information on December 31, 2011 results

The purpose of this letter is to inform you about the preliminary non-consolidated results of YPF S.A. for the fiscal year ended December 31, 2011 to be considered by the Board of Directors of the Company in its next meeting. The related opinion of the External Auditor is currently pending, since the external audit is still ongoing.

Millions of pesos

Sales	51,307

Operating Income	7,419

Net income for the fiscal year	5,296

Additionally, it is important to mention that once the Board of Directors approves the Financial Statements, they will be filed along with the Annual Report and Information Summary, the latter of which provides additional information describing the evolution of the Company’s activities.

Notwithstanding the above, it is important to point out the following information for the year 2011:

	Millions of pesos
Consolidated investments in property, plant and equipment	13,793	*
Taxes, fees and royalties paid to the National Government and the Provinces	28.763
* 60.7% higher than in 2010

Yours faithfully,

Guillermo Reda
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 29, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer